SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For April 3, 2006

                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

               Form 20-F X               Form 40-F ___

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                    1934.)

                  Yes ___                     No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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     CNOOC Limited Established Presence in Outer Browse Basin in Australia

(Hong Kong, April 3, 2006) - CNOOC Limited ("the Company", NYSE: CEO, SEHK:
883,) announced today that it has signed Farm-in Agreements with BHP Billiton Limited (BHP Billiton) and Kerr-McGee Australia Exploration and Production Pty Ltd (Kerr-McGee) through its subsidiary, CNOOC Australia E&P Pty Ltd, for Exploration Permits WA-301-P, WA-303-P, WA-304-P and WA-305-P in the Outer Browse Basin of Australia. CNOOC Ltd. earned a 25% interest in each of the Permits as a result.

The above blocks are located in the Outer Browse Basin, northwest offshore Australia. These blocks are about 300 kilometers away from the costal line and cover a total area of 21,000 square kilometers with water depth around 2000 meters. The Operator of the four Permits is BHP Billiton.

Mr. Yang Hua, CFO and Executive Vice President of the Company commented, "The expansion of our natural gas business in Australia indicated our strengthened strategies in overseas development. Our partners have conducted significant studies on these exploration blocks. I believe that all parties' joint efforts will bring out the huge potential in the Outer Browse Basin."

                                    - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited

                                       By:  /s/ Cao Yunshi
                                            -----------------------------
                                            Name:  Cao Yunshi
                                            Title: Company Secretary

Dated: April 3, 2006